
March 11, 2014

Via E-Mail
David B. Feirstein
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

>   **Re: GrafTech International Ltd.**
>   **PREN14A filed February 25, 2014**
>   **Filed by Nathan Milikowsky et al**
>   **File No. 001-13888**

Dear Mr. Feirstein:

The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on February 25, 2014

General

1. On March 11, 2014, participants in the solicitation including Nathan and Daniel Milikowsky filed presentation materials as an exhibit to a Schedule 13D/A. According to the description of the materials in the amended Schedule 13D, they constitute soliciting materials and should be filed as such. In addition, the disclosure in your proxy statement regarding the facts relating to the solicitation and your plans for GrafTech and the alleged issues with its current management team and operations should be consistent with the presentation and any other proxy materials. As an example only, the presentation materials state that Nathan Milikowsky and "other partners" hold $200,000,000 of

GrafTech debt, which is not disclosed in the proxy statement. See our comments below.

2. See our last comment above. On a supplemental basis and with a view to further disclosure, please provide supporting materials for the assertions in the presentation materials. These may include cites to publicly filed periodic reports of the issuer, copies of newspaper articles, court papers or other appropriate documentation. It is helpful to send an annotated version of the materials citing to the supporting materials.

3. Please mark the proxy statement as "preliminary." See Rule 14a-6(e).

4. See our last comment above. File a form of proxy similarly marked "preliminary."

How do I revoke a proxy?, page 14

5. Revise to note that a shareholder may also revoke a proxy granted to you by executing a later-dated proxy to GrafTech.

Background of the Solicitation, page 16

6. Identify each individual member of the "Milikowsy Group." Note any affiliation with your Nominees, to the extent applicable.

7. Here or in "Interests of the Nominees" on page 19, summarize the material terms of the Stockholders Agreement between the Company and the Milikowsky Group. For example, in addition to the standstill provisions and the Board representation provided in that agreement, describe the registration rights as well as any other material provisions.

8. Here or in "Interests of the Nominees" on page 19, disclose whether the promissory notes issued by the Company to the Milikowsy Group with aggregate principal amount of approximately $92 million remain outstanding.

9. Expand the discussion of the "certain letters" exchanged between Nathan Milikowsky and the Company beginning in November 2013. You state that the letters from the Company asserted that the Milikowsky Group was not entitled to designate a nominee to the Board. What were the states reasons? What was the Milikowsky Group's response?

10. The disclosure in this section describes Nathan Milikowsky's prior tenure with GrafTech. Expand to similarly address the tenures of Messrs. Riddick and Jardini. We note the disclosure that Mr. Riddick previously served on the Board of GrafTech from 2004-2010 and that Mr. Jardini was co-founder and President of C/G Electrodes LLC, a company acquired by GrafTech in 2010. (With respect to Mr. Jardini, it is unclear whether he had a role with GrafTech after the acquisition of C/G Electrodes.)

11. On page 16, you reference an investigation by a special committee established to investigate possible leaks of information to an investor of GrafTech. Revise to explain

any of the Nominee's role in such an investigation, whether as a target or otherwise, to the extent known. We may have further comment.

Arrangements between Save GrafTech and the Nominees, page 18

12. The second paragraph in this section references a description of the terms and conditions of the Prospective Nominee Agreements but no description or summary is provided. Please revise.

13. Expand to discuss specifically what your nominees intend to change about the management or operations of GrafTech if elected.

14. Refer to our last comment above. In several places in the proxy statement, you state your belief that the Company has underperformed "as a result of factors including, but not limited to, poor oversight by the current Board." Explain specifically what action or inaction by the current Board was deficient in your view and what you will do differently if your nominees are elected to the Board, including but not limited to any changes in management or business strategy. In addition, explain what other factors besides lack of Board oversight you believe have caused or contributed to the Company's underperformance and provide appropriate support for your assertions.

Proposal No. 2: Save GrafTech's Proposal to Adopt a Resolution to Repeal Certain Provisions of or Amendments to the Bylaws, page 20

15. The scope of this Proposal must be more clearly defined, such that shareholders know what types of bylaw provisions or amendments would be impacted by its passage and its parameters are understandable to shareholders. For example, what kinds of bylaw amendments would be "inconsistent with or disadvantageous to" the election of the Nominees? To Mr. Milikowsky? Since Mr. Milikowsy is listed separately from the Nominees in this Proposal, does this include bylaw provisions or amendments disadvantageous or "inconsistent" with his personal interest in the Company or his contractual dispute with GrafTech? The parameters of Proposal 2 must be clearly and specifically delineated, such that shareholders understand the scope of the proxy authority being granted. Please revise.

16. Refer to our last comment above. In describing the interests of each participant in this election, you must clearly and specifically describe the effect of this proposal on each Nominee including Mr. Milikowsky. In this regard, you must describe what types of provisions could be "disadvantageous" or "inconsistent with" Mr. Milikowsky, such that they would be impacted by this Proposal.

17. If Proposal 2 is adopted, what is its scope going forward? That is, would it cover any future bylaw or bylaw amendment adopted by shareholders from the September 30, 2012

date in perpetuity? Who would determine whether a particular bylaw or bylaw amendment was impacted and therefore void?

18. Clarify whether or not Proposal 2 is conditioned on the election of some or all of Save GrafTech's Nominees. In either case, disclose prominently.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions